RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai [redacted], Navi

25th April, 2007

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated 25th April, 2007 accompanied with Audited Financial Results for the quarter and fifteen months ended 31st March, 2007 and intimation of Book Closure dates.
2.	Letters dated 25th April, 2007 accompanied with Statement of Appropriations required to be furnished under Clause 20 of the Listing Agreement with the Stock Exchanges.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

dlw 5/2

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge
City, Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

25th April, 2007

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375, 2272 8269, 2272 8013,
Facsimile: 22723121, 2272 2037, 2272 2039,
email : Corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sir,

Sub: **Audited Accounts for the year ended 31st March, 2007 and Book Closure dates**

In continuation of our letter dated 17h April, 2007,we wish to inform you that the Board at its meeting held today, approved the Audited Accounts for the financial year ended 31st March, 2007.

We enclose a statement showing the financial particulars for the year ended 31st March, 2007 and would request you kindly to bring the aforesaid information to the notice of your members.

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify the following Book Closure Date.

Name of the Company: **Reliance Natural Resources Limited**

Security Code*	**Type of Security & paid up value**	**Book Closure From To**	**Record Date**	**Purpose**
532709*	Equity Shares Rs. 5 paid-up	30th June, 2007 To 10th July, 2007	N.A	To determine the entitlement for attending Annual General Meeting.

* As per the Stock Exchange, Mumbai

Please note that the Annual General Meeting of the Company will be held on Tuesday 10th July, 2007.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Reliance Natural Resources Limited
Registered Office: H Block,
1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

25th April, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sir,

Sub: **Audited Accounts for the year ended 31st March, 2007 and Book Closure dates**

In continuation of our letter dated 17h April, 2007,we wish to inform you that the Board at its meeting held today, approved the Audited Accounts for the financial year ended 31st March, 2007.

We enclose a statement showing the financial particulars for the year ended 31st March, 2007 and would request you kindly to bring the aforesaid information to the notice of your members.

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify the following Book Closure Date.

Name of the Company: **Reliance Natural Resources Limited**

Security Code*	**Type of Security & paid up value**	**Book Closure From To**	**Record Date**	**Purpose**
532709*	Equity Shares Rs. 5 paid-up	30th June, 2007 To 10th July, 2007	N.A	To determine the entitlement for attending Annual General Meeting.

* As per the Stock Exchange, Mumbai

Please note that the Annual General Meeting of the Company will be held on Tuesday 10th July, 2007.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Reliance - Anil Dhirubhai Ambani Group

(formerly known as Global Fuel Management Services Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Audited Financial Results for the quarter ended 31 st March, 2007

(Rs.in Lakhs except per share data)

Sr.No.	Particulars	Twelve Months ended	Quarter ended		Fifteen Months ended	Nine Months ended
		31st December, 2006	31st March, 2007	31st March, 2006	31st March, 2007 Audited	31st December, 2005 Audited
1	Income from operations	9,434.76	5,633.37	41.02	15,068.13	-
2	Other Income	7,246.29	2,701.47	667.03	9,947.76	0.09
		16,681.05	8,334.84	708.05	25,015.89	0.09
3	Cost of operations	7,950.48	5,009.85	-	12,960.33	-
4	Staff Cost	106.59	42.15	55.82	148.74	-
5	Other Expenses (net of recovery)	2,894.97	3.93	199.36	2,898.90	39.78
6	Interest and Finance Charges	1,399.56	1,917.36	-	3,316.92	-
7	Depreciation	922.89	213.12	272.08	1,136.01	398.92
8	Profit / (Loss) before Tax	3,406.56	1,148.43	180.79	4,554.99	(438.61)
9	Provision for -					
	Current Tax	1,027.98	509.76	-	1,537.74	-
	Fringe Benefit Tax	26.31	-	16.25	26.31	-
	Deferred Tax Liabilities/(Assets)	101.37	(96.21)	60.88	5.16	(147.66)
10	Net Profit / (Loss) for the period	2,250.90	734.87	103.66	2,985.78	(290.95)
11	Paid up Equity Share Capital (Face Value Rs.5/- per Share)	67,156.52	73,656.52	61,156.52	73,656.52	5.00
12	Reserves				51,466.12	(291.38)
13	Earnings per share (On Net Profit/Loss)(* not annualised)					
	- Basic (Rs.)	0.17*	0.05*	0.02*	0.23	-437.22
	- Diluted (Rs.)	0.16*	0.09*	0.02*	0.32	-437.22
14	Aggregate of Non-Promoter Share Holding -					
	- No.of Shares	737,521,880	737,522,280	738,597,557	737,522,280	Nil
	- Percentage of Shareholding	54.91	50.06	60.39	50.06	Nil

Notes:

1. The Company acquired the business on demerger of Reliance Industries Limited on 27th January, 2006 and therefore comparative figures are not given for the previous twelve months.

2. The Company operates in only one segment, namely, Fuel Handling and Processing. Hence, no separate Segment Report is prepared.

3. During the quarter, the Company issued 13,00,00,000 (face value Rs.6,500 Lakhs) Equity Shares on conversion of Warrants issued during the year. Accordingly, the paid-up Equity Share Capital of the Company stands increased by Rs.6,500 Lakhs and the Share Premium by Rs. 26,845 Lakhs.

4. The Company, during the quarter ended 31st March, 2007, received 25 investor complaints and they were resolved. No complaints were pending at the beginning of the quarter.

5. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 25th April, 2007.

6. Figures of the previous quarters / year have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 25th April, 2007

Anil D.Ambani
Chairman

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City, Navi
Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

25th April, 2007

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375, 2272 8269, 2272 8013,
Facsimile: 22723121, 2272 2037, 2272 2039,
email : Corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sirs,

Sub: **Statement as per Clause 20 of the Listing Agreement**

We furnish details required as per Clause 20 of the Listing Agreement entered into with the Stock Exchange in respect of Financial Year 2006-2007 in the prescribed format.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl :

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City, Navi
Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

25th April, 2007

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sirs,

Sub: **Statement as per Clause 20 of the Listing Agreement**

We furnish details required as per Clause 20 of the Listing Agreement entered into with the Stock Exchange in respect of Financial Year 2006-2007 in the prescribed format.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl :

Board Meeting Date : April 25, 2007 Place : Mumbai

Statement of Appropriations

(As per Clause 20 of the Listing Agreement)

Name of Company Reliance Natural Resources Limited

Company Code 532709 **For the fifteen month ended** March 31, 2007

		Current Period Fifteen months ended 31st March 2007 (Rs. In Lakhs)	Previous Period Nine months ended 31st December 2005 (Rs. In Lakhs)
1.	Total Turnover and other Receipts	25,015.89	0.09
2.	Gross Profit (Before deducting any of the following)	9,007.92	(39.69)
	(a) Interest	3,316.92	--
	(b) Depreciation	1,136.01	398.92
	(c) Tax Liability	1,569.21	(147.66)
	(d) Others, if any	--	--
3.	Net Profit available for appropriation	2,985.78	(290.95)
4.	Net Profit /(Loss)		
	Add : B/fd. from Last Year's Balance	(291.38)	(0.43)
5.	Balance Carried Forward	2,694.40	(291.38)

6. Closure of Register of Members from 30th June, 2007 to 10th July, 2007.

END